VF 4-30-03

SECURITIE[S AND EXCHANGE COMMIS]SION

03013226

136

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECD S.E.C.
FEB 2 8 2003
1086

SEC FILE NUMBER
~~8-1306~~878

8-1369

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Putnam Retail Management, LP ~~and Subsidiary~~

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Post Office Square
(No. and Street)

Boston,	MA	02109
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Amrit Kanwal (617) 760-1248
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche, LLP
(Name – *if individual, state last, first, middle name*)

200 Berkeley Street	Boston	MA	02116
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 01 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Amrit Kanwal, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Putnam Retail Management, LP and Subsidiary, as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Elizabeth A. Carreiro, Notary Public
Commonwealth of Massachusetts
My Commission Expires 4/15/2005

Elizabeth A Carreiro
Notary Public

Signature

Chief Financial Officer
Title

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PUTNAM INVESTMENTS

PUTNAM RETAIL MANAGEMENT, LIMITED PARTNERSHIP AND SUBSIDIARY
(SEC I.D. No. 8-1306878)

Consolidated Statement of Financial
Condition as of December 31, 2002
and Independent Auditors' Report
and Supplemental Report on
Internal Control

Filed in accordance with Rule 17a-5(e) (3) as a PUBLIC DOCUMENT.

BOSTON · LONDON · TOKYO

Deloitte & Touche LLP
200 Berkeley Street
Boston, Massachusetts 02116

Tel: (617) 437-2000
Fax: (617) 437-2111
www.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

To the Board of Trustees and Partners of Putnam Retail Management, Limited Partnership and Subsidiary:

We have audited the accompanying consolidated statement of financial condition of Putnam Retail Management, Limited Partnership and subsidiary (the "Partnership") (a wholly owned subsidiary of Putnam Investments Trust) as of December 31, 2002, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This consolidated financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated statement of financial condition presents fairly, in all material respects, the financial position of the Partnership as of December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

Boston, Massachusetts
February 25, 2003

PUTNAM RETAIL MANAGEMENT, LIMITED PARTNERSHIP AND SUBSIDIARY
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS:		
Cash and cash equivalents	$	109,574,461
Securities purchased under agreements to resell		23,000,000
Accounts receivable from sales of mutual fund shares		625,265
Accounts receivable from mutual funds for distribution plans		82,909,690
Prepaid expenses and other assets		1,772,004
Property and equipment, net		1,001,392
TOTAL ASSETS	$	218,882,812
LIABILITIES AND PARTNERS' EQUITY:		
Liabilities:		
Accounts payable for mutual fund shares sold	$	881,717
Accrued compensation		7,664,334
Accounts payable and accrued expenses		54,162,139
Commissions payable for distribution plans		70,915,733
Total liabilities	$	133,623,923
Contingencies (Note 7)		
Partners' Equity:		
Partners' Equity	$	120,108,883
Accounts receivable from Parent		(34,849,994)
Total partners' equity	$	85,258,889
TOTAL LIABILITIES AND PARTNERS' EQUITY	$	218,882,812

The accompanying notes are an integral part of this consolidated statement of financial condition.

PUTNAM RETAIL MANAGEMENT, LIMITED PARTNERSHIP AND SUBSIDIARY
NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2002

(1) Organization

Putnam Retail Management, Limited Partnership and subsidiary (the "Partnership") is a 99% owned subsidiary of Putnam Investments, LLC, which is a wholly owned subsidiary of Putnam Investments Trust (the "Parent"), and a 1% owned subsidiary of Putnam Retail Management GP, Inc., a wholly subsidiary of the Putnam Investments, LLC. The Parent is a majority owned subsidiary of Marsh & McLennan Companies, Inc. ("MMC").

The Partnership's primary business is the underwriting, sale and distribution of shares of Parent-sponsored mutual funds (the Funds), principally within the United States of America. The Partnership's revenue is largely dependent on the total value and composition of assets under management, which include domestic and international equity and debt portfolios; accordingly, fluctuations in financial markets and in the composition of assets under management affect revenue and results of operations.

In 2002, the Partnership expanded its license to permit it to act as an introducing broker on a fully disclosed basis. All accounts are carried by, and all trades are cleared through, Pershing, LLC ("Pershing"). The agreement between the Partnership and Pershing provides that the Partnership is obligated to assume any exposure related to nonperformance by its customers. The Partnership monitors its customer activity by reviewing information it receives from Pershing on a daily basis, requiring customers to deposit additional collateral or reduce positions when necessary, and reserving for doubtful accounts when necessary.

In 2001, the Parent and its subsidiaries commenced a corporate restructuring. Putnam Retail Management, Inc. converted to a Limited Liability Partnership, becoming Putnam Retail Management, Limited Partnership. The Partnership will thereafter do business as Putnam Retail Management, Limited Partnership. No ownership changes resulted from this restructuring.

(2) Summary of Significant Accounting Policies

Principles of Consolidation

The accompanying consolidated statement of financial condition includes the accounts of Putnam Retail Management, Limited Partnership and its wholly owned subsidiary. All material intercompany accounts are eliminated in consolidation.

Cash and Cash Equivalents

Cash and cash equivalents consist of bank demand deposits, commercial paper and time deposits with original maturities of three months or less. Commercial paper and time deposits are recorded at amortized cost, which approximates market value.

Securities Purchased Under Agreements to Resell

Resale agreements are treated as operating transactions and are recorded in the consolidated statement of financial condition at the amounts at which the securities were purchased, which approximates fair market value, based upon the short-term nature of the agreements.

The Partnership invests certain cash balances, held in its capacity as investor servicing agent for the Funds, in resale agreements.

The Partnership purchased certain U.S. Treasury obligations from a single party for $23,000,000 at December 31, 2002 and agreed to resell these U.S. Treasury obligations on January 2, 2003 for cost plus interest accrued. At December 31, 2002, the U.S. Treasury obligations had market values, including accrued interest, of $23,481,000.

(2) Summary of Significant Accounting Policies (Continued)

Property and Equipment

Property and equipment are recorded at cost less accumulated depreciation and amortization. Depreciation of computer equipment, furniture and fixtures, and office and data processing equipment is calculated using the straight-line method based on estimated useful lives of three, five, and seven years, respectively. Leasehold improvements are amortized using the straight-line method over the periods covered by the applicable leases, or the estimated useful life of the improvement, whichever is less. Upon sale or retirement, the cost less accumulated depreciation and amortization is removed from the accounts and the resulting gain or loss, if any, is reflected in operating income. Additions, renewals and betterments of fixed assets are capitalized. Expenditures for maintenance and repairs are charged to expense when incurred.

Fair Market Value of Financial Instruments

The estimated fair market value of the Company's financial instruments is described below. The fair market values shown do not indicate the Company's intent or ability to dispose of the financial instruments.

- *Securities Purchased Under Agreement to Resell*
  The estimated fair market value of the Company's securities purchased under agreements to resell approximates their carrying value due to the securities' short-term nature.

- *Accounts Receivable from Sales of Mutual Fund Shares*
  The carrying amount of accounts receivable from sales of mutual fund shares approximate fair market value.

- *Accounts Receivable from Mutual Funds for Distribution plans*
  The carrying amount of accounts receivable from mutual funds for distribution plans approximate fair market value.

- *Accounts Receivable from Parent*
  The carrying amount of the accounts receivable from Parent approximates fair market value.

Income Taxes

The Partnership is taxed as a corporation for federal tax purposes and as a Massachusetts Business Trust for Massachusetts state tax purposes. The Partnership is treated as a division of the Parent for income tax purposes and, therefore, the Parent is responsible for the payment of income taxes on the Partnership's net income.

The Partnership records a current liability or asset for the estimated taxes payable or refundable on tax returns for the current year and a deferred tax liability or asset for the estimated future tax effects attributable to temporary differences.

The Partnership is included in the federal tax return of MMC. The Partnership computes its current and deferred tax provision in a manner which is representative of how the Partnership would have computed its provision had it not been included in the federal tax return of MMC. Accordingly, tax amounts in the consolidated financial statement effectively represent related-party transactions.

(2) Summary of Significant Accounting Policies (Continued)

Accounting Estimates

The preparation of the consolidated statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

New Accounting Pronouncements

In August 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 addresses the financial accounting and reporting for the impairment or disposal of long-lived assets, and supersedes SFAS No. 121. SFAS No. 144 is effective for the Partnership's fiscal year beginning January 1, 2002.

In January 2002, the Emerging Issues Task Force ("EITF") issued EITF No. 01-14, "Income Statement Characterization of Reimbursements Received for 'Out-of-Pocket' Expenses Incurred." EITF No. 01-14 addresses the financial accounting and reporting for the expense reimbursements received from clients, and provides that these reimbursements are to be recorded as revenue, rather than an offset to expense. EITF No. 01-14 is effective for the Partnership's fiscal year beginning January 1, 2002. The Company has assessed the effects of EITF No. 01-14, and has determined that the adoption of EITF No. 01-14 does not have a material impact on its consolidated financial statements.

In November 2002, the FASB issued Interpretation ("FIN") No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Other." FIN No. 45 expands on disclosures to be made by a guarantor about its obligations, and requires recognition of a liability for the fair market value of the obligation undertaking in issuing the guarantee. FIN No. 45 is effective for guarantees issued or modified after December 31, 2002. The Company has determined that the adoption of FIN No. 45 will not have a material impact on its consolidated financial statements.

(3) Property and Equipment

Property and equipment consists of the following:

Office and data processing equipment	$15,342,971
Less accumulated depreciation	(14,343,176)
Net office and data processing equipment	999,795
Leasehold improvements	3,545,863
Less accumulated amortization	(3,544,266)
Net leasehold improvements	1,597
Property and equipment – net	$1,001,392

(4) Net Capital Requirements

As a broker/dealer, Putnam Retail Management, Limited Partnership is subject to the Securities and Exchange Commission's regulations and operating guidelines, including Rule 15c3-1, which requires the Partnership to maintain a specified amount of net capital, as defined, and a ratio of aggregate indebtedness, as defined, to net capital not exceeding 15 to 1. The Partnership's net capital, as computed pursuant to Rule 15c3-1, was approximately $69,470,000 at December 31, 2002, which was greater than the required net capital of approximately $8,886,000 by approximately $60,584,000. The ratio of aggregate indebtedness to net capital at December 31, 2002 was 1.92 to 1.

(5) Exemption from Reserve and Security Custody Requirements Pursuant to Rule 15c3-3

The Partnership is exempt from the reserve requirements of Rule 15c3-3 of the Securities and Exchange Commission Act, under the provisions of subparagraph (k)(1) thereof, since its transactions are limited to the purchase, sale and redemption of redeemable securities of registered investment companies. All customer funds are promptly transmitted, and all securities received in connection with activities as a broker/dealer are promptly delivered. The Partnership does not otherwise hold funds or securities for, or owe money or securities to, customers.

(6) Transactions with Parent

Accounts receivable from Parent represents intercompany transactions between the Partnership and the Parent due to the receipt and payment of cash on the Parent's books and the recording of related transactions on the Partnership's books. This balance is recorded as a reduction of partners' equity in the consolidated statement of financial condition.

(7) Contingencies

The Partnership is subject to claims and lawsuits that arise in the ordinary course of business. Some of these claims and lawsuits seek damages in amounts, which could, if assessed, be significant. On the basis of present information, available insurance coverage and advice received from counsel, it is the opinion of management that the ultimate disposition or ultimate determination of these claims will not have a material adverse effect on the Partnership's consolidated financial position.

Deloitte & Touche LLP
200 Berkeley Street
Boston, Massachusetts 02116

Tel: (617) 437-2000
Fax: (617) 437-2111
www.deloitte.com

Deloitte & Touche

February 25, 2003

Putnam Retail Management, LP.
One Post Office Square
Boston, Massachusetts 02109

Dear Sirs/Madams:

In planning and performing our audit of the consolidated financial statements of Putnam Retail Management, Limited Partnership ("PRM") and subsidiary (the "Partnership") (a wholly owned subsidiary of Putnam Investments Trust) for the year ended December 31, 2002 (on which we have issued our report dated February 25, 2003), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the consolidated financial statements and not to provide assurance on PRM's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by PRM that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by PRM in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because PRM does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of PRM is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which PRM has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices and procedures may deteriorate.

Our consideration of PRM's internal control would not necessarily disclose all matters in PRM's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the consolidated financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving PRM's internal control and its operation (including control activities for safeguarding securities) that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that PRM's practices and procedures were adequate at December 31, 2002 to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP